SOPHiA GENETICS™

VOTE

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Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically, via phone and proxy cards must be received by June 12, 2022, at 11:59 p.m. EDT / June 13, 2022, at 5:59 a.m. CEST

Online
Go to **www.investorvote.com/SOPH** or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/SOPH

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2022 Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 12.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	2.	☐	☐	☐	3.	☐	☐	☐	4.	☐	☐	☐
5.	☐	☐	☐	6.	☐	☐	☐	7.	☐	☐	☐	8a.	☐	☐	☐
8b.	☐	☐	☐	8c.	☐	☐	☐	8d.	☐	☐	☐	8e.	☐	☐	☐
8f.	☐	☐	☐	8g.	☐	☐	☐	8h.	☐	☐	☐	9a.	☐	☐	☐
9b.	☐	☐	☐	9c.	☐	☐	☐	9d.	☐	☐	☐	10.	☐	☐	☐
11.	☐	☐	☐	12a.	☐	☐	☐	12b.	☐	☐	☐	12c.	☐	☐	☐

If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to:

Vote in accordance with the recommendation of the Board of Directors ☐

Vote against the proposal ☐

Abstain ☐

C 1234567890 JNT

1UPX 541743

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

03MNWI

Agenda and Proposals of the Board of Directors

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR Proposals 1-12:

1. **2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports**
   The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved, and that the Auditors' Reports be acknowledged.
2. **Discharge of the members of the Board of Directors and the Executive Board**
   The Board of Directors proposes that the members of the Board of Directors and the Executive Board be discharged from liability for the financial year 2021.
3. **Appropriation of 2021 Financial Result**
   The Board of Directors proposes that the loss of the Company be carried forward to new account.
4. **Increase and Renewal of Authorized Share Capital**
   The Board of Directors proposes to increase and renew the Company's Authorized Share Capital by CHF 235,928.75, by amending Article 4a, Paragraph 1 of the Articles of Association.
5. **Increase of Conditional Share Capital for Employee Participation**
   The Board of Directors proposes to increase the Company's Conditional Share Capital for Employee Participation by CHF 125,000, by amending Article 4b, Paragraph 1 of the Articles of Association.
6. **Increase of Conditional Share Capital for Financing, Acquisitions and Other Purposes**
   The Board of Directors proposes to increase the Company's Conditional Share Capital for Financing, Acquisitions and Other Purposes by CHF 209,954.10, by amending Article 4c, Paragraph 1 of the Articles of Association.
7. **Amendments to Articles of Association**
   The Board of Directors proposes that Article 15 of the Articles of Association be amended to increase the maximum size of the Board of Directors from seven to eight.
8. **Re-election of the Chairman; election and re-election of the Members of the Board of Directors**
   a. Re-election of Troy Cox (as Chairman and member of the Board)
   b. Re-election of Jurgi Camblong (as member of the Board)
   c. Re-election of Tomer Berkovitz (as member of the Board)
   d. Re-election of Kathy Hibbs (as member of the Board)
   e. Re-election of Didier Hirsch (as member of the Board)
   f. Re-election of Vincent Ossipow (as member of the Board)
   g. Re-election of Milton Silva-Craig (as member of the Board)
   h. Election of Jean-Michel Cosséry (as member of the Board)
9. **Election and re-election of the members of the Compensation Committee**
   a. Re-election of Milton Silva-Craig
   b. Re-election of Vincent Ossipow
   c. Election of Kathy Hibbs
   d. Election of Jean-Michel Cosséry
10. **Re-election of the Independent Proxy**
   The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2023 Annual General Meeting.
11. **Re-election of the Statutory Auditor**
   The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the financial year 2022.
12. **Approval of the Compensation of the Board of Directors and the Executive Board**
   a. **Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2023 Annual General Meeting**
   The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,766,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting.
   b. **Approval of the maximum aggregate amount of fixed compensation of the Executive Board for 2023**
   The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Board of USD 2,400,000 for the financial year 2023.
   c. **Approval of the maximum aggregate amount of variable compensation of the Executive Board for 2022**
   The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Board of USD 5,900,000 for the current financial year 2022.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy- SOPHiA GENETICS SA

+

Notice of 2022 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — June 15, 2022

Martin Habs, Esq., notary public, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 15, 2022 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-12 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item.

(Items to be voted appear on reverse side)

B **Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C **Non-Voting Items**

Change of Address — Please print new address below.	**Comments** — Please print your comments below.

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SOPHiA GENETICS™

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.

X

2022 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 12.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	2.	☐	☐	☐	3.	☐	☐	☐	4.	☐	☐	☐
5.	☐	☐	☐	6.	☐	☐	☐	7.	☐	☐	☐	8a.	☐	☐	☐
8b.	☐	☐	☐	8c.	☐	☐	☐	8d.	☐	☐	☐	8e.	☐	☐	☐
8f.	☐	☐	☐	8g.	☐	☐	☐	8h.	☐	☐	☐	9a.	☐	☐	☐
9b.	☐	☐	☐	9c.	☐	☐	☐	9d.	☐	☐	☐	10.	☐	☐	☐
11.	☐	☐	☐	12a.	☐	☐	☐	12b.	☐	☐	☐	12c.	☐	☐	☐

If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to:

Vote in accordance with the recommendation of the Board of Directors ☐

Vote against the proposal ☐

Abstain ☐

1 U P X 5 4 1 7 4 3

03MNXI

Agenda and Proposals of the Board of Directors

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR Proposals 1-12:

1. **2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports**
   The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved, and that the Auditors' Reports be acknowledged.
2. **Discharge of the members of the Board of Directors and the Executive Board**
   The Board of Directors proposes that the members of the Board of Directors and the Executive Board be discharged from liability for the financial year 2021.
3. **Appropriation of 2021 Financial Result**
   The Board of Directors proposes that the loss of the Company be carried forward to new account.
4. **Increase and Renewal of Authorized Share Capital**
   The Board of Directors proposes to increase and renew the Company's Authorized Share Capital by CHF 235,928.75, by amending Article 4a, Paragraph 1 of the Articles of Association.
5. **Increase of Conditional Share Capital for Employee Participation**
   The Board of Directors proposes to increase the Company's Conditional Share Capital for Employee Participation by CHF 125,000, by amending Article 4b, Paragraph 1 of the Articles of Association.
6. **Increase of Conditional Share Capital for Financing, Acquisitions and Other Purposes**
   The Board of Directors proposes to increase the Company's Conditional Share Capital for Financing, Acquisitions and Other Purposes by CHF 209,954.10, by amending Article 4c, Paragraph 1 of the Articles of Association.
7. **Amendments to Articles of Association**
   The Board of Directors proposes that Article 15 of the Articles of Association be amended to increase the maximum size of the Board of Directors from seven to eight.
8. **Re-election of the Chairman; election and re-election of the Members of the Board of Directors**
   a. Re-election of Troy Cox (as Chairman and member of the Board)
   b. Re-election of Jurgi Camblong (as member of the Board)
   c. Re-election of Tomer Berkovitz (as member of the Board)
   d. Re-election of Kathy Hibbs (as member of the Board)
   e. Re-election of Didier Hirsch (as member of the Board)
   f. Re-election of Vincent Ossipow (as member of the Board)
   g. Re-election of Milton Silva-Craig (as member of the Board)
   h. Election of Jean-Michel Cosséry (as member of the Board)
9. **Election and re-election of the members of the Compensation Committee**
   a. Re-election of Milton Silva-Craig
   b. Re-election of Vincent Ossipow
   c. Election of Kathy Hibbs
   d. Election of Jean-Michel Cosséry
10. **Re-election of the Independent Proxy**
    The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2023 Annual General Meeting.
11. **Re-election of the Statutory Auditor**
    The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the financial year 2022.
12. **Approval of the Compensation of the Board of Directors and the Executive Board**
    a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2023 Annual General Meeting
    The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,766,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting.
    b. Approval of the maximum aggregate amount of fixed compensation of the Executive Board for 2023
    The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Board of USD 2,400,000 for the financial year 2023.
    c. Approval of the maximum aggregate amount of variable compensation of the Executive Board for 2022
    The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Board of USD 5,900,000 for the current financial year 2022.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy- SOPHiA GENETICS SA

+

Notice of 2022 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — June 15, 2022

Martin Habs, Esq., notary public, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 15, 2022 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-12 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item.

(Items to be voted appear on reverse side)

B **Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

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